Exhibit 99.1

Jianzhi Education Technology Group Company Limited Reports First Half 2023 Financial Results

BEIJING, December 8, 2023 (GLOBE NEWSWIRE) -- Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced its financial results for the first half of 2023.

●	Net revenues were RMB280.6 million ($38.7 million) for the first six months of 2023, compared to RMB260.4 million during the same period in 2022.

●	Gross profit was RMB23.9million ($3.3million) for the first six months of 2023, compared to RMB40.0 million during the same period in 2022.

●	Net loss for the first half 2023 was RMB93.6 million ($12.9 million), compared to net loss of RMB2.9 million during the same period in 2022.

Yong Hu, CEO of the Company commented: “Our company’s half-year performance demonstrated positive growth in net revenues, primarily driven by the strong performance of our IT-related solution services. We achieved a notable 7.8% increase in net revenues, showcasing our ability to capture market opportunities.”

“We also faced challenges in our educational content services, which led to a decline in net revenues. Recognizing the potential risks of educational content becoming obsolete before generating profitability, we adopted conservative strategies and reduced investment in this area. While this impacted our revenues, we believe it was a prudent decision to mitigate future risks.”

“On a positive note, our acquisition of a cloud-based customer in 2022 significantly contributed to the growth in our IT-related solution services. We saw a remarkable 62.6% increase in revenue from this segment, reflecting our ability to provide value-added services and meet the evolving needs of our customers.”

“We successfully reduced our total operating expenses, demonstrating our commitment to optimizing operational efficiency. Sales and marketing expenses were slightly reduced, and general and administrative expenses also decreased. Furthermore, we achieved a decline in research and development expenses by streamlining outsourcing costs.”

“Looking ahead, we recognize the importance of reassessing our strategies for educational content services to overcome the challenges we faced. Our focus will be on optimizing the gross profit margin in our successful IT-related solution services segment. We remain committed to sustaining profitability by implementing continued cost management measures and capitalizing on market opportunities. We are confident in our ability to navigate the market landscape and drive future success.”

First Six Months of 2023 Financial Results

Net revenues

Net revenues increased by 7.8% from RMB260.4 million for the first half of 2022 to RMB280.6 million (US$38.7) million for the first half of 2023. This increase was primarily due to an increase of RMB97.0 million, or 62.6% in revenue generated from IT related solution services, partially offset by a decrease of RMB76.8 million, or 72.9% in net revenues from the provision of educational content services and other services.

●	Educational content service and other services. Net revenue from the educational content service and other services decreased by RMB76.8 million from RMB105.3 million for the first half of 2022 to RMB28.5 million (US$3.9 million) for the first half of 2023.

Educational content services require us to make continuous capital expenditure to keep update of existing contents and development new educational contents to meet the latest market trends, which exposed us to potential risks of education contents becoming obsolete before making profitability. Accordingly, we determined to adopt conservative strategies to reduce investment in educational content services. The decrease in educational content services was primarily due to a decrease in subscription from our end customers since our adoption of conservative strategies in the second half of 2022.

●	IT related solution services. Net revenue from IT related solution services increased by RMB97.1 million, or 62.6% from RMB155.0 million for the first half of 2022 to RMB252.1 million (US$34.8 million) for the first half of 2023, primarily attributable to net effects of an increase in revenue of RMB71.2 million from procurement and assembling of IT equipment and an increase in revenue of RMB26.6 million from design and development of customized IT system service, both attributable to our acquisition of a cloud-based customer in the year of 2022 which contributed increase of revenues in IT-related solution services.

The following table sets forth the Company’s unaudited consolidated revenue by business segments for the six months ended June 30, 2022 and 2023:

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Revenues:
Educational content service and other services
– Educational content service
– B2B2C	30,991	23,579	3,252
– B2C	71,837	3,112	429
– Other services	2,488	1,858	256
Subtotal	105,316	28,549	3,937
IT related solution services
– Design and development of customized IT system	28,398	54,992	7,584
– Procurement and assembling of equipment	125,840	197,052	27,175
– Technological support and maintenance	800	13	2
Subtotal	155,038	252,057	34,761
Total revenues	260,354	280,606	38,698

Cost of revenues

Cost of revenue increased by 16.5 % from RMB220.4 million for the first half of 2022 to RMB256.6 million (US$35.4 million) for the first half of 2023. The increase of cost of revenues was primarily attributable to the increase in amortization of educational contents with increased purchase of education contents over the past years, and increase of revenues in IT related solution services. Compared with the revenue growth, the higher percentage of increase in cost of revenues was mainly attributable to the high equipment purchase cost we incurred for IT procurement and assembling projects during the six months ended June 30, 2023.

Gross profit

Gross profit decreased from RMB40.0 million for the first half of 2022 to RMB23.9 million (US$3.3 million) for the first half of 2023. Gross profit margin decreased from 15.4% for the first half of 2022 to 8.5% for the first half of 2023. The decrease was mainly due to the fact that (i) the gross profits margin for IT related solution services decreased for the first half of 2023, which was primarily because we completed more procurement and assembling equipment projects, for which we incurred significant equipment purchasing cost, resulting in relatively lower gross profit margin; and (ii) for the first half of 2023, revenues from educational content services decreased leading to a decrease in gross margin.

Operating expenses

The total operating expenses increased from RMB41.7 million for the first half of 2022 to RMB115.3 million (US$15,894. million) for the first half of 2023.

●	Sales and Marketing Expenses: The sales and marketing expenses was RMB4.1 million and RMB3.9 million (US$0.5 million) for the first half of 2022 and 2023, respectively. The slight decrease of RMB0.2 million in sales and marketing expenses was primarily due to a decrease of RMB0.2 million in payroll and welfare expenses.

●	General and Administrative Expenses: The general and administrative expenses increased from RMB9.1 million for the first half of 2022 to RMB9.6 million (US$1.3 million) for the first half of 2023. This increase was primarily attributable to a increase of RMB1.1million in allowance of doubtful accounts.

●	Research and Development Expenses: The research and development expenses decreased from RMB8.1 million for the first half of 2022 to RMB4.4 million (US$0.6 million) for the first half of 2023. This increase was mainly driven by a decrease in the expenses incurred on outsourcing research and development projects.

●	Impairment of intangible assets: Impairment of intangible assets increased from RMB 12.7millon for the first half of 2022 to RMB 97.3 million (US$13.4 million). The substantial increase can primarily be attributed to the cancellation of customized training course product orders developed for multiple overseas clients. During the first half of 2023, these course product orders were permanently canceled due to adjustments and transformations in the business operations of these overseas clients. Consequently, the Company foresees that these customized development course products will no longer yield consistent revenue in the foreseeable future.

Income Tax Expenses

The income tax expenses decreased from RMB2.6 million for the first half of 2022 to RMB2.2 million for the same period of 2023. The changes in income tax expenses for the first half of 2023 was primarily due to utilization of net operating losses of certain of our profit-making subsidiaries.

Net loss

As a result of the foregoing, we reported a net loss of RMB2.9 million for the first half of 2022, as compared with a net loss of RMB93.6 million for the first half of 2023.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Janice Wang

Wealth Financial Services LLC

Phone: +86 13811768559

+1 628 283 9214

Email: services@wealthfsllc.com

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
		(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	65,055,278	28,626,530	3,947,779
Accounts receivable, net	17,173,021	26,178,493	3,610,179
Inventories	399,439	399,439	55,085
Due from a related party	1,051,869	956,665	131,930
Short-term prepayments	254,493,399	120,257,158	16,584,220
Short-term investments	4,080,000	4,102,744	565,794
Prepaid expenses and other current assets	9,518,326	22,557,289	3,110,792
Total current assets	351,771,332	203,078,318	28,005,779

Non-current assets:
Right-of-use assets, net	—	1,665,864	229,733
Deferred tax assets, net	9,176,875	9,432,316	1,300,776
Property and equipment, net	153,880	432,783	59,684
Educational contents, net	214,441,814	206,258,794	28,444,388
Long-term prepayments	151,779,105	55,145,358	7,604,893
Total non-current assets	375,551,674	272,935,115	37,639,474
Total assets	727,323,006	476,013,433	65,645,253

Liabilities
Current liabilities:
Accounts payable	8,037,004	7,282,575	1,004,313
Contract liabilities	290,028,010	127,661,754	17,605,361
Salary and welfare payable	2,302,646	1,165,769	160,767
Income taxes payable	1,170,795	4,041,630	557,366
Value added tax (“VAT”) and other tax payable	4,063,389	2,198,217	303,148
Other payables	2,658,243	3,426,251	472,501
Lease liabilities, current	—	624,716	86,152
Amount due to related parties	52,711,457	54,861,723	7,565,778
Total current liabilities	360,971,544	201,262,635	27,755,386

Non-current liabilities:
Deferred tax liabilities	—	7,563	1,043
Lease liabilities, non-current	—	1,138,723	157,037
Total non-current liabilities	—	1,146,286	158,080
Total liabilities	360,971,544	202,408,921	27,913,466

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),
except for number of shares and per share data)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
		(unaudited)	(unaudited)
Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 121,110,000 and 121,110,000 issued and outstanding as of December 31, 2022 and June 30, 2023)	77,747	77,747	12,111
Additional paid-in capital	242,093,942	242,093,942	33,384,892
Statutory reserves	23,599,304	23,599,304	3,254,493
Retained earnings	81,822,029	(8,869,813)	(1,223,276)
Accumulated other comprehensive income	2,520,630	3,350,763	462,164
Total Jianzhi Education Technology Group Company Limited’s shareholders’ equity	350,113,652	260,251,943	35,890,384
Noncontrolling interests	16,237,810	13,352,569	1,841,403
Total shareholders’ equity	366,351,462	273,604,512	37,731,787
Total liabilities, mezzanine equity and shareholders’ equity	727,323,006	476,013,433	65,645,253

JIANZHI EDUCATION TECHNOLOGY GROUP COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	US$
Net revenues	260,353,542	280,606,379	38,697,389
Cost of revenues	(220,373,446)	(256,660,584)	(35,395,113)
Gross profit	39,980,096	23,945,795	3,302,276

Operating expenses:
Sales and marketing expenses	4,134,088	3,943,550	543,840
General and administrative expenses	9,093,274	9,581,756	1,319,808
Research and development expenses	8,118,990	4,412,218	608,473
Impairment of intangible assets	12,662,000	97,332,087	13,422,709
Impairment of goodwill	7,712,011	—	—
Total operating expenses	41,720,363	115,269,611	15,894,830
Loss from operations	(1,740,267)	(91,323,816)	(12,592,554)

Other (expenses) income:
Investment income	589,424	60,649	8,364
Interest expenses, net	(523,388)	(701,899)	(96,796)
Other expenses	(7,997)	(16,781)	(2,312)
Government grants	1,430,551	643,646	88,763
Total other income (expenses), net	1,488,590	(14,385)	(1,981)

Loss before income tax	(251,677)	(91,338,201)	(12,594,535)

Income tax expense	2,644,464	2,238,882	308,756
Net loss	(2,896,141)	(93,577,083)	(12,903,291)
Net income (loss) attributable to noncontrolling interests	1,938,601	(2,885,241)	(397,893)
Net loss attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(4,834,742)	(90,691,842)	(12,505,398)

Net loss	(2,896,141)	(93,577,083)	(12,903,291)

Other comprehensive income:
Foreign currency translation adjustments	1,047,899	830,133	114,481
Total comprehensive loss	(1,848,242)	(92,746,950)	(12,788,810)
Net comprehensive income (loss) attributable to noncontrolling interests	1,938,601	(2,885,241)	(397,893)
Comprehensive loss attributable to the Jianzhi Education Technology Group Company Limited’s shareholders	(3,786,843)	(89,861,709)	(12,390,917)

Loss per share
Basic and diluted	(0.04)	(0.75)	(0.10)

Weighted average number of shares
Basic and diluted	111,110,000	121,100,000	121,100,000